February 23, 2021

Haynie & Company
1785 West 2320 South
Salt Lake City, UT 84119

Attention: Steven C. Avis, CPA

Re: SEC Rule 17a-5(d)(4) Exemption Report

Dear Mr. Avis,

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to rule 15c3-3 (k) (2) (ii) the company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transaction between the broker or dealer and its customers through one or more bank accounts, each to be designated as "special Account for the Exclusive Benefit of Customers of Watkins Financial Services, Inc."

Watkins Financial Services met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 01, 2020 to December 31, 2020.

Sincerely,



Christopher M. Watkins
President
Watkins Financial Services